PARKERVISION, INC.
7915 Baymeadows Way, Suite 400
Jacksonville, FL 32256

July 29, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549
Attention: Greg Dundas, Esq.

Re:	ParkerVision, Inc. – Form AW Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-3 File No. 333-202802

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ParkerVision, Inc. (the “Company”) respectfully requests that Post-Effective Amendment No. 1 to the above-referenced Registration Statement (the “Post-Effective Amendment”) be immediately withdrawn.

The Post-Effective Amendment was filed with the Securities and Exchange Commission via EDGAR on July 26, 2016. When filed, the Post-Effective Amendment was not correctly tagged as form type “POS AM” by the Company’s EDGAR filing agent. The Company is re-filing the Post-Effective Amendment using the correct EDGAR tag immediately after the filing of this withdrawal request letter.

The Company confirms that no securities were sold pursuant to the Post-Effective Amendment.

Please contact the undersigned at (904) 732-6116 if you have any questions or require further information.

Very truly yours,

PARKERVISION, INC.

By:	/s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer